SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 4, 2008

Press Release dated November 18, 2008

Press Release dated November 21, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: November 30, 2008

Eni notified acquisition of majority stake in Distrigas to Belgian Banking, Finance and Insurance Commission ("CBFA")

San Donato Milanese (Milan), November 4, 2008 - On October 30, 2008, Eni completed the acquisition from Suez-Tractebel of a 57.243% interest in the Belgian company Distrigas (the "Majority Stake"). The acquisition was carried out by Eni Gas & Power Belgium SA ("Eni Belgium"), a Belgian company wholly controlled by Eni S.p.A.

The agreed price for the acquisition of the Majority Stake was 2,738.88 million euro, equal to 6,809.64 euro per Distrigas share plus an additional amount to be paid in certain circumstances (as described below).

In accordance with Article 50 of the Belgian Royal Decree of April 27, 2007 on public takeover bids (the "Royal Decree"), Eni Belgium will be obliged to make an unconditional mandatory public takeover bid for all the shares in Distrigas not yet owned by it (the "Takeover Bid").

On November 3, 2008, Eni Belgium notified the Majority Stake acquisition to the CBFA, submitting the draft prospectus of the Takeover Bid to the CBFA.

Pursuant to the Royal Decree, the acceptance period of the Takeover Bid should start within 40 business days after the completion of the Majority Stake acquisition.

For each Distrigas share tendered pursuant to the Takeover Bid, Eni Belgium will pay:

  6,809.64 euro in cash, which represents a premium of 8.3% (based on the closing price of the Distrigas shares on Euronext on May 23, 20081) and a premium of 10.9% (based on the 1 month average closing price of the Distrigas shares on Euronext to May 23, 2008), and

_____________________

(1) The last business day before the Distrigas shares were suspended from trading, following the Suez press release announcing that it had granted exclusivity to Eni for the sale of the Majority Stake.

  one certificate (the "Certificate") representing an amount per Distrigas share equivalent to the possible additional consideration that Eni Belgium has agreed to pay to Suez, in the event that Distrigas receives a Distrigas & Co Price Increase (as defined below) by July 1, 2013. As part of the sale agreement pursuant to which Distrigas sold Distrigas & Co to Fluxys SA and Huberator SA on July 1, 2008, Fluxys SA and Huberator SA agreed that they will, in certain circumstances, pay an amount of additional consideration to Distrigas in accordance with the provisions set out in that sale agreement (any such increase, a "Distrigas & Co Price Increase").

A prospectus in respect of the Takeover Bid and a memorandum of response of Distrigas will be published in accordance with applicable law and will be made available via Fortis Bank NV/SA as will be specified in a later press release.

Eni Belgium reserves the possibility to proceed with a follow-on squeeze-out within the meaning of Article 42 of the Royal Decree and Article 513 of the Belgian Companies Code if all required conditions are satisfied.

This press release will be available in French and Dutch from 8 pm on November 4, 2008.

Company Contacts:
Press Office: +39 02.52031875 - +39 06.5982398
Switchboard number: +39-0659821
Free Number for shareholders: 800940924

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni successfully launched fixed rate Bond

San Donato Milanese (Milan), November 18, 2008 - Eni successfully launched today a fixed rate bond issue for a notional amount of euro 1.25 billion. The transaction was placed in the international Eurobond market. The bond has a 5 year maturity (January 20, 2014) and pays a fixed annual coupon of 5.875%. The reoffer price is 99.710%.

Eni's credit rating is Aa2 for Moody's and AA- for Standard&Poor's. The new bond will be listed on the Luxembourg Stock Exchange.

The transaction has been extremely successful both in Italy and abroad, in a market is characterized by high volatility.

Interest by a significant number of high quality institutional investors such as Fund Management firms and Insurances was mainly due to Eni’s credit profile and its excellent reputation.

The notes were bought by institutional investors in Italy, France, Germany, UK, Spain and Holland.

Banca IMI, BNP Paribas, Deutsche Bank and JP Morgan had the role of Joint Lead Managers and Joint Bookrunners for the transaction.

Company contacts:

Press Office: +39 02.52031875 - +39 06.5982398
Free number for shareholders (inside Italy): 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni completes the acquisition of First Calgary Petroleums Ltd.

San Donato Milanese (Milan), November 21, 2008 - Eni has today closed the acquisition of all the issued and outstanding common shares of First Calgary Petroleums Ltd. ("First Calgary"). First Calgary’s common shares will be de-listed from the TSX and the AIM Market of the London Stock Exchange.

The transaction values First Calgary’s fully diluted share capital at approximately C$923 million.

Contact information:

Press Office: +39 02 52031875 - 06 5982398
Free Number for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39 06 59821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it